Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019
June 4, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:	Yolanda Guobadia
Lily Dang
Michael Purcell
Laura Nicholson

Re:	Talen Energy Corporation
Amendment No. 5 Draft Registration Statement on Form S-1
Submitted May 17, 2024
CIK No. 0001622536
Ladies and Gentlemen:
This letter sets forth the response of Talen Energy Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated May 31, 2024, with respect to the above referenced Amendment No. 5 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing Confidential Draft Submission No. 7 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.
Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 5 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1
Recent Developments - Cumulus Data Campus Sale, page 9
1.    Staff’s comment: We note your disclosure responding to prior comment 1. With regard to the table on page 9, which you disclosed as showing the EBITDA values based on the described PTC reference prices and your minimum commitments with AWS, please expand your disclosure to clarify the reasons for the wide range of EBITDA each year, instead of one estimated EBITDA amount based on your reference price and minimum commitment with AWS that year.
In this regard, please clarify why footnote (2) refers to Susquehanna revenues without AWS agreements, and why footnote (3) refers to financial outcomes based on offtake outcomes dependent on the buyer, instead of just AWS as the buyer.
If you have a reasonable basis supporting the EBITDA ranges, please add clarifying supporting details. Otherwise please revise the EBITDA amounts, and footnotes as necessary, to correspond with the minimum commitments with AWS only.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 10 of the Revised Registration Statement accordingly.
Financial Statements
Note 17 – Acquisitions and Divestitures
Completed Divestitures
ERCOT Asset Sale, page F-32
2.    Staff’s comment: We note disclosure of your ERCOT asset sale for $785 million that closed on May 1, 2024. Beside customary net working capital adjustments, please expand your disclosure to clarify the extent of any contingency, recourse or continuing involvement associated with the sale that would impact your gain on sale recognition in the second quarter ending June 30, 2024.

Response: There is no contingency associated with the transaction or other terms that will impact the gain on sale. The Company is providing customary transitional services subsequent to the sale of the generation facilities. The Company acknowledges the Staff’s comment and has revised the disclosure on page F-32 of the Revised Registration Statement accordingly.
Cumulus Data Campus Sale, page F-32
3.    Staff’s comment: We note you disclosed on page F-32 that for the quarter ended March 31, 2024, you recognized a $324 million net gain on the sale of the Cumulus data campus assets.
Per ASC 450, a contingent gain should not be recognized prior to the gain being realized or realizable, with claim to cash reasonably assured without expectation of repayment. Please explain how you have considered ASC 450-30-25-1 in concluding that gain recognition was appropriate, given your disclosures on pages 9 and 52 that the $300 million held in escrow will not be released until zoning approvals and ordinances allowing construction and operation of the data center facilities are received, and if not received, AWS may revert the escrowed funds and you may repurchase the property.
Unless you are able to show how you have control over receiving the zoning and ordinance approvals (i.e. contingency), it appears that you will need to postpone your gain on sale recognition until the contingency is resolved and the gain is realizable.

Response: In connection with Cumulus Data Campus Sale, the Company analyzed the facts and circumstances applicable to the transaction and determined that it is appropriate to account for the Cumulus Data Campus Sale under ASC 610 – Other Income (“ASC 610” or the “Subtopic”) as the Subtopic provides guidance on the recognition of gains or losses associated with the derecognition of nonfinancial assets and that the Company determined the Cumulus Data Campus Sale meets the Subtopic scope requirements provided under ASC 610-20-15.

As the Subtopic provides the evaluation criteria in order to determine: (i) the timing requirements on the gain recognition associated with the Cumulus Data Campus Sale, and (ii) the measurement of transaction consideration (including the variable consideration to be released upon completing the zoning and ordinance amendment milestones), the Company believes ASC 610 provides direct guidance to account for the Cumulus Data Campus Sale, including the uncertainty with respect to variable consideration.

In connection with its analysis, the Company determined it met all the Subtopic recognition criteria under ASC 610-20-25-1 and ASC 610-20-25-5 on March 1, 2024. On such date, contracts were executed that conveyed the rights, title, interest to and control of the nonfinancial assets that are the subject of the Cumulus Data Campus Sale to a non-affiliated legal entity where the Company has no ownership or no controlling financial interest.

To measure the transaction price, including the consideration received, ASC 610-20-32-3 requires the application of certain criteria under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company concluded the $300 million of consideration held in escrow is a form of variable consideration under ASC 606-10-32-6 because this consideration is contingent on the occurrence of certain milestone events. Specifically, the release of the escrow funds would be achieved when the purchaser receives certain zoning amendments that were submitted to the local township by Talen, but were pending approval as of March 1, 2024. As there were only two outcomes, either approval or denial of the zoning amendments, the Company estimated the variable consideration associated with the Cumulus Data Campus Sale utilizing the most likely amount method prescribed in ASC 606-10-32-8. Accordingly, we concluded that the most likely amount of variable consideration to be received is the full amount of $300 million held in escrow and the Company does not believe it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is resolved pursuant to ASC 606-10-32-11.

On May 28, 2024, the amended zoning ordinance was approved by the township. There is a 30-day comment period before the ordinance is final. The Company believes it is unlikely that the township will reject the amendments.

Please note the Company has revised the disclosure on pages 9, 52, 53 and F-33 of the Revised Registration Statement to further disclosure the accounting associated with the Cumulus Data Campus Sale and to disclose the approval of the zoning by the township.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

TALEN ENERGY CORPORATION

By:	/s/ John Wander
Name:	John Wander
Title:	General Counsel and Corporate Secretary

Enclosures
cc:	Rebekah D. Reneau, Associate General Counsel
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP
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